CONFIDENTIAL TREATMENT REQUESTED BY CREATIVE TECHNOLOGY LTD PURSUANT TO 17 C.F.R. SECTION 200.83

THIS LETTER OMITS CONFIDENTIAL INFORMATION INCLUDED IN THE UNREDACTED VERSION OF THE LETTER THAT WAS DELIVERED TO THE DIVISION OF CORPORATION FINANCE AND ASTERISKS DENOTE SUCH OMISSIONS

May 24, 2007

Via Edgar

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission (Mail Stop 4561)

100 F Street, N.E.

Washington, D.C. 20549

Re:	Creative Technology Ltd (the “Company”)
Form 20-F for the fiscal year ended June 30, 2006, filed October 27, 2006
File No. 000-20281

Dear Mr. Krikorian,

Please find as set forth below, the Company’s responses to the Staff’s comment letter dated April 25, 2007. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.

Pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. Section 200.83, we have requested confidential treatment of those portions of this letter indicated by enclosure in brackets below. The bracketed items have been excluded from the version of this letter filed via EDGAR. We have also submitted a letter to the Freedom of Information Act Officer with respect to such request for confidential treatment. The name, phone number and fax number of the Company’s contact person for this confidential treatment request is the Company’s Chief Financial Officer, Ng Keh Long, phone number 65-6895-4313 and fax number 65-6895-4091.

Form 20-F for the Fiscal Year Ended June 30, 2006

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Inventory, page F-7

1.

We note your response to prior comment number 3 with respect to the lack of disclosure of your substantial write-downs in flash memory inventory in fiscal years 2005 and 2006. Your response indicated that you do not believe that disclosure of your substantial inventory write-downs are required as they were not unusual based on the nature of your business operations. Your response further indicates that the write-downs were established through your regular review procedures. Please clarify the exact nature of your inventory write-downs (e.g. write-downs to lower of cost or market) and the total amount of write-downs in fiscal years 2005 and 2006. Since the write-downs have the effect of adjusting the carrying amount of your existing inventory balance pursuant to SAB Topic 5.BB and results from the periodic assessment of the present status and future benefits of your inventory, it appears these write-downs are the result of a change in accounting estimate. We refer you to paragraph 10 of APB Opinion 20. If this is correct, you are required to comply with the disclosure requirements of paragraph 33 of APB Opinion 20. Please clarify to the Staff how you plan to comply with this disclosure requirement.

1.	The Company advises the Staff that write-downs of flash memory inventory in fiscal years 2005 and 2006 were to adjust the inventory of flash memory products at balance sheet date to the lower of cost or market value. The inventory adjustments in fiscal years 2005 and 2006 were $4.7 million and $26.7 million, respectively.

The Company’s officers perform a regular review procedure where there will be a detailed assessment of the inventory to establish write-downs in inventories to lower of cost or market value which is in compliance with the standards’ requirements. The write-downs in the flash memory inventory were established through this regular review procedure. With reference to paragraph 10 of APB Opinion 20, the Company is of the opinion that such adjustments to the inventory were not considered as a change in accounting estimates and accordingly, the Company believes there is no additional disclosure required on the inventory write-downs.

Revenue Recognition, page F-9

2.	We note your analysis demonstrating that software is incidental to your products as a whole in response to prior comment numbers 4 and 5. Please address the following with respect to your response.

•

Your response states that the software updates “provide bug fixes to correct errors and updates that are necessary to maintain compliance with published specifications, and/or accommodate platform changes such as new or revised PC operating systems.” We further note, “the software updates do not change or enhance the functionality of the products.” Please further clarify how you have determined that your software updates are limited to the items noted in your response and do not add functionality to the software embedded in your products. In addition, explain whether the software updates are provided on a regular basis. Please be as specific as possible in your response.

2.

Software updates for our products are limited to (i) bug fixes and updates to correct errors which ensure compliance with the published specifications, and/or (ii) updates to accommodate platform changes of a third party (for example, Microsoft), such as new or revised PC operating systems (for example,

Microsoft’s recent introduction of its Vista operating system). We respectfully advise the Staff that the software updates are provided in order to allow the Company’s products to continue to operate with the features that accompanied the Company product when originally sold to a customer. These software updates do not provide additional features or functionality nor do they increase the number of concurrent users. Such updates are not considered enhancements as they do not extend the life or improve the marketability of the product. These updates are not provided on a regular basis and are only made available when required due to platform development, updates to operating systems, or when bug fixes are required. Historically, our software development costs have not represented a significant component of our overall product development costs. The software related expenses represent about 6% of total research and development expenses for the fiscal year 2006.

The following are examples of software updates available in the “Software AutoUpdate”:-

A)	Sound Blaster X-Fi and Audigy audio cards

Installation CD—Packaged together with the initial delivery of our Sound Blaster X-Fi and Audigy audio cards is an installation CD. The software in the installation CD is also available in the “Software AutoUpdate” for customers who have misplaced the previously delivered installation CD. While this is listed as an update, we do not view this as a separate deliverable in the arrangement because this software was previously provided to the customer on the installation CD.

Bug Fixes—Included in our updates is also software for bug fixes. For example, there is a software update to fix the issue of where a computer is not responding when one application interacts with another application. Examples of these circumstances include issues involving the Cubase software application interacting with the Company’s X-Fi applications, or where a computer does not respond when a software application is closed. There are also fixes for issues with OpenAL, a gaming application programming interface for PC audio. The Company does not view this to be a separate deliverable or the delivery of an enhancement because the fixes are designed to conform the product to its product specifications.

Platform Changes—In addition to bugs fixes and updates, our “Software AutoUpdate” also includes those updates which ensure that our products are compatible with PC platform development. These are updates to support operating system updates or new releases like Microsoft Windows XP Professional x64 Edition and Microsoft Windows Vista. The Company views such offerings as platform exchange rights that qualify for exchange accounting as they provide customers the ability to exchange software for products with no more than minimal differences in price, functionality or features.

B)	ZEN MP3 Players

Similarly for the ZEN MP3 players, software updates are required to fix bugs and to support operating system updates.

Platform Changes—These updates include those necessary to support operating system updates or new releases like Microsoft Windows XP Professional x64 Edition and Microsoft Windows Vista.

Bug Fixes – These fixes ensure that file transfer and photo thumbnail capabilities comply with specifications under the recently released Microsoft Windows Media Player 11 software application. The “Software AutoUpdate” for MP3 players also provides bug fixes to ensure that tracks (i.e., filenames) are displayed properly on the LCD screen. These again are examples of updates intended to conform the product to product specifications.

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Your response indicates that you did not incur significant cost for software development as software development costs comprised less than 1% of total cost of goods sold in fiscal year 2006. This indicates that you have only considered the costs that have been capitalized pursuant to the provisions of SFAS 86 when evaluating whether software is incidental to your product as a whole. However, your analysis should include all costs within the scope of SFAS 86 including the costs incurred in the development of the software component of the product (which is generally expensed as incurred). Please revise your analysis accordingly.

The Company would like to clarify to the Staff that it has considered all expenses incurred in the research and development of its software. In reviewing the provisions of SFAS 86, management has for all periods presented, expensed all research and development costs to operations as incurred. The Company further advises the Staff that product development costs are recorded in operating expenses as research and development expense. The software related expenses represent about 6%, 7% and 7% of total research and development expenses for the fiscal years 2006, 2005 and 2004, respectively.

3.	We note your response to prior comment number 6 which clarifies how you have met the four basic revenue recognition criteria of SAB 104. Please explain why you do not disclose the information you provided in your response in your revenue recognition footnote. Specifically, the delivery terms in your arrangements appear to be a significant component of your revenue recognition accounting policy and hence, should be disclosed in the notes to your financial statement. Section II.F.3. of the Current Accounting and Disclosure Issues in the Division of Corporation Finance published November 30, 2006 indicates that registrants should disclose when revenue is recognized, including customary delivery terms. Please advise.

3.	The Company believes that the revenue recognition policy as stated in our response to prior comment number 6 has addressed the relevant disclosure requirements in SAB Topic 13.B and APB Opinion No. 22. However, if the Staff feels that it is necessary for the Company to disclose the detailed explanation on how the Company has met the four basic revenue recognition criteria of SAB 104, the Company shall incorporate the detailed explanation in its future filings.

Note 18 – Subsequent Events, page F-22

4.	We note the portion of your response to prior comment number 9 which provides your basis for allocating the entire $100 million settlement amount to revenue. Please explain to us how you considered paragraph 78 of CON 6 when making this determination, which states that “revenues result from delivering or producing goods, rendering services or other activities that constitute an entity’s ongoing major or central operations.” As part of your response, tell us whether you have licensed your ZEN Patent in transactions other than your settlement with Apple and quantify any revenue recognized under any such license arrangements.

4.	The Company advises the Staff that the licensing of its intellectual property is intended to be an on-going activity of the Company and, therefore, the classification of the amount paid by Apple to license the Zen Patent technology is appropriately classified as revenue. [*] The Company is actively seeking to license the Zen Patent and other intellectual property to other parties as part of its ordinary course of business activities. As at the current date, the Company is in discussions with several potential licensees but has not signed any licensing agreements other than the agreement with Apple.

5.	If you are able to provide persuasive evidence which demonstrates that the license agreement with Apple qualifies as revenue in accordance with CON 6, please further clarify why you believe that you are not required to allocate a portion of the proceeds received to the litigation settlement element of this agreement. In this respect, your response indicated that several of the significant terms of this settlement agreement involve the settlement of litigation, including a covenant not to sue. Therefore based on the information provided in your response, it appears that your settlement arrangement includes a litigation settlement element and should be viewed as a multiple-element arrangement for which you must have a basis for your allocation entirely to revenue. In this respect, since you have stated in your response that you do not have a meaningful basis to allocate the $100 million proceeds between the litigation settlement gain and licensing revenue elements, it would not be appropriate to default to revenue classification. Therefore, we believe that you would be required to classify the entire bundled settlement proceeds outside of revenue as a non-operating or operating gain. Please advise.

5.

As discussed in 4 above, the Company believes the license agreement with Apple qualifies as a revenue transaction in accordance with CON 6. With regard to the allocation of the proceeds, the Company notes the agreement with Apple is the result of negotiations between two parties as to a reasonable license fee for the right to use the Zen Patent technology. While such negotiations took place coincident with ongoing litigation on this matter, the Company believes that the amount Apple agreed to pay is representative of at least a reasonable royalty for the licensed technology given the expected sales to be derived from the Apple products that utilize the Zen Patent technology. It should also be noted that the joint press release issued by the Company and Apple dated August 23, 2006 is consistent with this view as it states “Apple will pay Creative $100 million for a paid-up license to use Creative’s recently awarded patent in all Apple products.” The Company also notes that its settlement agreement with Apple has no provisions that implicitly or explicitly provide for specified or unspecified damages. While the Company acknowledges the settlement agreement includes terms and conditions such as a covenant not to sue, it believes that such terms and conditions are customary in both settlements of patent disputes as well as certain license agreements where there is no dispute or litigation. The Company believes that the inclusion of such terms do not represent a deliverable or separate element by either party to the arrangement. Given the above, the Company has concluded that the consideration received is for the license granted and properly recorded as revenues and that no amount should be allocated to a litigation settlement element.

6.	Please further clarify why you do not believe it is necessary to allocate any of the proceeds to the nonexclusive, perpetual, irrevocable, worldwide license granted to Apple under the ZEN Patent or that Apple granted to you under the Licensed Apple Patents (referred to as the “cross license”). Please address the following specific comments:

•

We note that the cross license permits you and Apple with certain rights to additional future fees (e.g. royalties) based on the technology licensed in the settlement agreement. Your response indicates that you do not have to allocate value to these rights as they are additional benefits granted or are based on separate transactions. However, since these provisions are part of your settlement agreement you are required to allocate the proceeds received to the fair value of these additional provisions. In this respect, since the additional fees that you will pay or receive in the future are based on underlying technology granted in the settlement agreement, it appears that such provisions would have value. Please further clarify why you believe that you are not required to allocate proceeds to these provisions.

6.	In addition to the response to comment 5 above, the Company further clarifies below why it does not believe it is appropriate to allocate any of the $100 million proceeds to other than the license to the Zen Patent technology.

[*]

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We note that Apple has the right to use the technology covered by the ZEN Patent for the life of the patent, which expires on November 24, 2021. Please clarify whether you have any obligation to notify Apple of any new technology that is developed and patented under the ZEN Patent and whether Apple would have rights to such technology if developed.

[*]

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In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ng Keh Long at 65-6895-4313 or Donald M. Keller, Jr., of Orrick, Herrington & Sutcliffe LLP, the Company’s Legal Counsel, at 650-614-7609 if you have any questions or require additional information concerning the foregoing.

Yours truly,

/s/ Donald M. Keller, Jr.
Donald M. Keller, Jr.

cc.	Christopher White
Senior Staff Accountant

Ng Keh Long
Chief Financial Officer of the Company

Yee Chen Fah
Audit Engagement Partner, PwC